UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q
	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended:   September 28, 2007
[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

COMPUTER SCIENCES CORPORATION
Full name of Registrant

N/A
Former Name if Applicable

2100 East Grand Avenue
Address of Principal Executive Office (Street and Number)

El Segundo, CA 90245
City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Computer Sciences Corporation (the "Company") has discovered accounting errors for fiscal years 1997 through 2007 that do not qualify under FIN 48 for adjustment to its fiscal 2008 opening balance sheet.  These errors relate to the Company’s accounting for income taxes and for the effect of foreign currency exchange rate movements on certain intracompany accounts.

On September 10, 2007, the Board of Directors concluded that the Company's financial statements included in its previously filed Annual Report on Form 10-K for fiscal year 2007, along with the accompanying report of the Company's independent registered accounting firm, should no longer be relied upon because of errors in such financial statements.

Upon completion of its assessment of these errors, the Company will file as soon as practicable an amended Annual Report on Form 10-K for the year ended March 30, 2007, which will restate the financial statements previously included therein.  Shortly thereafter, the Company will file its Quarterly Reports on Form 10-Q for the quarters ended June 29, 2007 and September 28, 2007.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael E. Keane	310	615-4821
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  [   ] Yes    [X] No

Quarterly Report on Form 10-Q for the quarter ended June 29, 2007

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [   ] Yes   [   ] No

As described above, the Company will amend and restate the financial statements in its Annual Report on Form 10-K for the year ended March 30, 2007, including quarterly financial information for the quarter ended September 29, 2006.  The Company has not checked either box because it has not yet finalized the results of operations for the quarters ended September 29, 2006 or September 28, 2007, and is unable to determine if there are significant changes in its results for the two quarters.

                    COMPUTER SCIENCES CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 8, 2007	By:	/s/Michael E. Keane
Name: Michael E. Keane
Title: Vice President and Chief Financial Officer